ICE Conversions, Inc.

May 24, 2006

Markus Herm ("MH")
What's Next? Performance Upgrades
1666 Euclid St.
Santa Monica, CA 90404

Dear Markus,

RE: Option to purchase What's Next? Performance Upgrades ("WNPU").

Further to our conversations today, I would like to memorialize our discussions by offering you the following terms and conditions for your employment with ICE Conversions, Inc. and our option for the purchase of your business.

Phase 1: duration is from June 1, 2006 to December 31, 2006.

1. MH will be employed by ICE Conversions, Inc. beginning June 1, 2006 as Operations Manager of ICE Conversions, Inc., specifically in the area of hydrogen fuel based ICE conversion kits at a monthly rate of $2,000 payable at the beginning of each month. MH's duties will include all aspects of testing, designing installation procedures, installing for test vehicles and all other duties generally associated with the commercial rollout of all varieties of hydrogen conversions kits, supply and installation. In addition to the above, on all ICE conversion installations performed at this location ICE will be billed as determined jointly by MH and ICE and any profits will be attributed to ICE Conversions, Inc
2. MH will be granted a three year warrant to purchase, contingent upon MH's continued service to Ice Conversions, Inc., 100,000 shares of the common stock of Cyclone Energy, Inc. (parent company of ICE Conversions Inc.) at a purchase price of $1.00 per share. The warrant to purchase 25,000 of these shares will vest upon commencement of employment. The balance shall vest in three equal installments of 25,000 each, on the first three anniversaries of June 1, 2006.

Phase 2: Option to purchase What's Next? Performance Upgrades on January 1, 2007

3. The transaction date shall be January 1, 2007
4. The transaction shall be subject to the completion of normal due diligence including a review of WNPU's financial statements, tax returns, leasehold documentation, and other information customarily provided in transactions of this type.
5. WNPU cannot be sold to a third party without MH's prior written consent.

ICE Conversions, Inc.

6. In the unlikely event of ICE Conversion's dissolution the sole control and ownership of WNPU shall revert to MH.
7. ICE shall purchase 100% of WNPU for 150,000 shares of the common stock of ICE Conversions, Inc. (15 % of the issued and outstanding stock of ICE Conversions, Inc.) and $25,000 in cash. The purchase price includes all assets, tangible and intangible used in the normal course of operating the business.
8. By Dec. 1, 2006 MH will have notified ICE Conversions, inc. in writing as to whether he elects to continue with this agreement or to abandon it.
9. In the event that abandonment is elected, then this transaction shall be unwound with all ownership rights in WNPU returning MH and 150,000 shares being returned to ICE Conversions, Inc. The initial warrant for 25,000 shares of Cyclone Energy shall remain vested and the remaining warrant for 75,000 shares shall be cancelled and returned to Cyclone Energy.
10. In the event that MH elects to continue the relationship, then item #1 above will be replaced with an employment agreement whereby MH will be retained as General Manager of WNPU and Chief Operating Officer of ICE Conversions, Inc. at a monthly salary of $7,500 and an amount jointly agreed upon per ICE Conversion install where MH acted as manager or supervisor of the installer and/or trainer of the installer.
11. In addition to the terms and conditions as set forth in paragraph 10 above, MH will have the right to further negotiate in good faith at the time of signing of the employment agreement the following:
    a. the base compensation with any increases to be based on performance of both businesses, WPNU and ICE, and
    b. MH will be entitled to other benefits that are made available to senior management of ICE which should include but not be limited to, health care benefits, vacation time, sick leave, etc.

If these terms and conditions are acceptable to you, please let me know and I will have a definitive agreement prepared for your review.

Sincerely,

Lawrence Weisdorn
CEO & President

Agreed and accepted:

Markus Herm

MAY 26 - 2006
Date

22525 Pacific Coast Highway, Suite 101
Malibu, CA 90265, Tel. 310.456.1510, Fax 310.456.3026